Exhibit 23.2
Consent of Independent Registered Public Accounting Firm

The Board of Directors
United Natural Foods, Inc.:
We consent to the incorporation by reference in the registration statements (No. 333-197511) on Form S-3 of United Natural Foods, Inc., and (No. 333-161845, 333-161884, 333-19947, 333-19949, 333-71673, 333-56652, 333-106217, 333-123462, and 333-185637) on Form S-8 of United Natural Foods, Inc. of our report dated September 30, 2014, except as to the restatement of the effectiveness of internal control over financial reporting for a material weakness, which is as of March 12, 2015, with respect to the consolidated balance sheets of United Natural Foods, Inc. as of August 2, 2014 and August 3, 2013, and the related consolidated statements of income, comprehensive income, stockholder’s equity, and cash flows for each of the years in the three-year period ended August 2, 2014, and the effectiveness of internal control over financial reporting as of August 2, 2014, which report appears in the August 2, 2014 annual report on Form 10-K/A of United Natural Foods, Inc.

Our report dated September 30, 2014, except as to the restatement of the effectiveness of internal control over financial reporting for a material weakness, which is as of March 12, 2015, on the effectiveness of internal control over financial reporting as of August 2, 2014 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that effective controls were not maintained over the completeness and accuracy of the recognition and measurement of amounts due to a customer, including the underlying data and assumptions used and the internal controls in place during this time were not responsive to changes, as described in Management’s Report on Internal Control over Financial Reporting.

On July 15, 2014, the Company and its wholly-owned subsidiary, United Natural Foods West, Inc. ("UNFI West") acquired all of the outstanding capital stock of Tony's Fine Foods ("Tony's"). Our report dated September 30, 2014, except as to the restatement of the effectiveness of internal control over financial reporting for a material weakness, which is as of March 12, 2015, on the effectiveness of internal control over financial reporting contains an explanatory paragraph that states that management excluded from its assessment of the effectiveness of United Natural Foods, Inc.’s internal control over financial reporting as of August 2, 2014, Tony’s internal control over financial reporting with associated assets of approximately $261.9 million (of which $145.1 million represents goodwill and intangible assets included within the scope of the assessment) and total revenue of $45.3 million generated by Tony's that was included in the Company's consolidated financial statements as of and for the year ended August 2, 2014. Our audit of internal control over financial reporting of United Natural Foods, Inc. and subsidiaries also excluded an evaluation of the internal control over financial reporting of Tony’s.

Providence, Rhode Island
March 12, 2015